

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Bryan Baker
Senior Vice President
and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

> Re: **FirstCity Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 003-19694**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2011

Financial Statements - General

1. We note the increase in holdings of U.S. Portfolio Assets acquired through equity method investments in unconsolidated Acquisition Partnerships in both fiscal 2010 and 2011. In light of the company's expectations and the material impact the equity income from these types of investments has had on operating performance in both fiscal 2010 and 2011, tell

us what consideration you have given to including equity method investee financial
statements given that this information would be material to an investor.

Form 10-Q filed for the Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements

Note (5) Loans Receivable

Loans Receivable – other, page 21

2. We note that $8.683 million of the "Other-commercial loans" were classified as
    nonaccrual at the period ended March 31, 2012 and that a significant portion of these
    loans have been on nonaccrual status for a significant timeframe as evidenced by the
    credit quality indicator tables both in the recent December 31, 2011 Form 10-K and the
    March 31, 2012 Form 10-Q. We also note the allocated allowance for loan losses on
    these loans has not changed since December 31, 2010. So that the reader will have a
    better understanding of the nature, type and geographical location of these loans as well
    as the procedures in place to determine the adequacy of the recorded allowance for loan
    losses for the periods presented, please provide us with and revise future filings to
    address this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Income from Portfolio Assets, page 49

3. Please provide us with and revise future filings to address and quantify the revenues, both
    in the aggregate and by geographic portfolio, recognized from each of the various
    revenue generating sources within the line item "Income from Portfolio Assets" for the
    periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Marc Thomas, Reviewing Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant